Exhibit 99.1

CORRECTING and REPLACING — UBIC, Inc. Reports Unaudited Fiscal Year First Quarter 2015 Financial Results

TOKYO, Aug. 15, 2014 (GLOBE NEWSWIRE) — In a release issued under the same headline on August 12, 2014 by UBIC (Nasdaq:UBIC), please note that in the Financial Outlook section of the release, the operating income figures should be JPY710 million (US$7.0 million), not JPY570 million (US$5.6 million) as previously stated. The corrected release follows:

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) (“UBIC” or “the Company”), a leading provider of Asian- language eDiscovery solutions and services, today announced its unaudited financial results for the fiscal first quarter ended June 30, 2014 (“first quarter 2015”). All figures are prepared in accordance with the generally accepted accounting principles of Japan (“Japanese GAAP”).

First quarter 2015 Financial Highlights

•        Net sales increased by 6.0% year-over-year to JPY1,318.6 million (US$13.0 million).

•        Gross profit increased by 5.8% year-over-year to JPY679.4 million (US$6.7 million).

•        Net sales from eDiscovery solutions increased by 6.4% year-over-year to JPY1,206.0 million (US$11.9 million).

“The past quarter was an exciting and transformative time for UBIC. With revenues and margins on the rise again, we strongly believe our business has reached an inflection point and we look forward to continued growth in fiscal 2015,” UBIC’s Chairman and Chief Executive Officer Masahiro Morimoto stated. “Our improvement was supported by the expansion of our eDiscovery segment, which was driven primarily by the growing number of active cartel investigations and the expansion of our hosting business with the introduction of our “Lit i View BIG DATA CASE MANAGER”. We were also able to return to profitability by adapting a leaner cost structure, which incorporated a reduction in fixed costs and maintained important technology investments.”

“Just as impressive as the rebound in our financial performance is the progress we continue to make in terms of product development, brand-building, and pipeline expansion. On the product development side, we launched several new and exciting services in recent months, including “Lit i View EMAIL AUDITOR,” “Lit i View BIG DATA CASE MANAGER,” and “Lit i View XAMINER.” and “Lit i View ANALYZER.” These products have been well received in the market as they arm law enforcement officers and legal professionals with the tools that enable them to work faster and more efficiently during investigations and litigations.”

“Along with our product roll-out in the previous quarter, we have concurrently secured related patents and IP protection. Our expanding patent portfolio is particularly indicative of our ability to continue to innovate and create long-term, product-driven value for our clients. UBIC is quickly amassing an impressive patent portfolio, and continues to execute its intellectual property strategy by obtaining patents through fast-track procedures, reflecting the great strides we have made in the areas of predictive analytics, display technology, and custodian mapping. UBIC intends to further hone its AI-based technologies and expand its portfolio of intellectual properties in order to provide data analysis solutions in a broad range of new fields, including health care, intellectual property evaluation support, finance and national security.”

“We continue to focus on marketing and branding in order to further expand our market share in key geographies. These efforts bore fruits as we succeeded in expanding and winning major engagements in both Korea and Taiwan, thanks to ongoing activities for enhancing local marketing and technical support capabilities in both countries. We remain strategically focused on the U.S. market as our main long-term engine of growth. Fitting into this strategy is the establishment of our new Los Angeles regional office to service existing clients and develop new business in the region.”

First Quarter 2015 Financial Results

SALES: Net sales for the first quarter of 2015 increased by 6.0% to JPY1,318.6 million (US$13.0 million) from JPY1,244.1 million in the prior year period. The moderate increase was primarily due to the growing number of active cartel investigations and the expansion of the hosting business with the introduction of “Lit i View BIG DATA CASE MANAGER,” which allows the Group to provide service regardless of whether or not litigations are in progress.

GROSS PROFIT: For the first quarter of 2015, gross profit increased by 5.8% to JPY679.4 million (US$6.7 million) from JPY642.3 million in the prior year period, primarily driven by the increase in net sales. Gross margin remained stable at 51.5% compared with 51.6% in the prior year period.

OPERATING EXPENSES AND INCOME: Total operating expenses for the first quarter of 2015 increased by 0.8% to JPY573.0 million (US$5.7 million) from JPY568.3 million in the prior year period. Operating income increased by 43.9% to JPY106.5 million (US$1.1 million) from JPY74.0 million in the prior year period. The increase in operating income was primarily due to a reduction in fixed costs and an increase in sales.

NET INCOME: Net income for the first quarter of 2015 increased to JPY82.3 million (US$0.8 million) from JPY3.5 million in the prior year period. The increase was primarily due to the increased operating leverage resulting from higher sales and leaner cost structure.

EARNING PER SHARE: Net income per ordinary share for the first quarter of 2015 was JPY2.39 (US$0.02).

As of June 30, 2014, the Company had a total of 34,410,730 ordinary shares outstanding, or the equivalent of 17,205,365 ADSs. Every two shares of the Company’s common stock represented one ADS.

BALANCE SHEET: As of June 30, 2014, the Company’s cash and deposits were JPY1,238 million (US$12.2 million).

Recent Developments

•      From April to June 2014, the Company launched the following new services: “Lit i View

EMAIL AUDITOR,” “Lit I View BIG DATA CASE MANAGER,” and “Lit i View XAMINER.”

•                  From May to August 2014, the Company announced that it has obtained and applied for several patents relating to Predictive Coding, Review Heat Map and other technologies used in the Company’s AI-based software products such as EMAIL AUDITOR and XAMINER.

Financial Outlook

For the fiscal year ending March 31, 2015, the Company expects sales to be approximately JPY6,000 million (US$58.3 million), representing year-over-year growth of approximately 43.8%; and operating income to be JPY710 million (US$7.0 million). These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Exchange Rate

This announcement contains translations of certain JPY amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from JPY to US$ were made at the rate of JPY101.28 to US$1.00, the noon buying rate in effect on June 30, 2014 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the JPY or US$ amounts referred could be converted into US$ or JPY, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About UBIC, Inc.

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) is a leading provider of e-discovery and digital forensic services for Asia and the world. UBIC has extensive experience working with electronically stored information composed in Chinese, Japanese and Korean (CJK) languages and utilizes that expertise for clients involved in cross-border litigation, corporate investigations, intellectual property disputes and much more. At the forefront of e-discovery innovation, UBIC’s proprietary Lit i View® platform is moving the industry from “fact discovery” to “future discovery” by allowing clients to analyze e-mail messages and digital communications found in big data to reveal patterns in human thought and behavior.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubicna.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services. Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

CONTACT:	Investor Relations Contact:

UBIC, Inc. (North America)

Tel: +1 646-308-1561
Email: ir@ubicna.com